Avelo Mortgage, L.L.C.

February 2007

Disclaimer

IMPORTANT NOTICE REGARDING THE CONDITIONS FOR THIS OFFERING OF ASSET-BACKED SECURITIES

The asset-backed securities referred to in these materials are being offered when, as and if issued. In particular, you are advised that asset-backed securities, and the asset pools backing them, are subject to modification or revision (including, among other things, the possibility that one or more classes of securities may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus. As a result, you may commit to purchase securities that have characteristics that may change, and you are advised that all or a portion of the securities may not be issued that have the characteristics described in these materials. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in these materials. If we determine that condition is not satisfied in any material respect, we will notify you, and neither the issuer nor the underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The Depositor has filed a registration statement (including the prospectus (the "Prospectus")) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus in the registration statement and other documents the Depositor has filed with the SEC for more complete information about the Depositor, the issuing trust and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Depositor or Goldman, Sachs & Co., the underwriter for this offering, will arrange to send the Prospectus to you if you request it by calling toll-free 1-866-471-2526.

IMPORTANT NOTICE RELATING TO AUTOMATICALLY GENERATED EMAIL DISCLAIMERS

ANY LEGENDS, DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AT THE BOTTOM OF THE E-MAIL COMMUNICATION TO WHICH THIS FREE WRITING PROSPECTUS IS ATTACHED RELATING TO (1) THESE MATERIALS NOT CONSTITUTING AN OFFER (OR A SOLICITATION OF AN OFFER), (2) NO REPRESENTATION THAT THESE MATERIALS ARE ACCURATE OR COMPLETE AND MAY NOT BE UPDATED OR (3) THESE MATERIALS POSSIBLY BEING CONFIDENTIAL ARE NOT APPLICABLE TO THESE MATERIALS AND SHOULD BE DISREGARDED. SUCH LEGENDS, DISCLAIMERS OR OTHER NOTICES HAVE BEEN AUTOMATICALLY GENERATED AS A RESULT OF THESE MATERIALS HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER SYSTEM.

Some of the statements contained in this presentation consist of forward-looking statements relating to future economic performance or projections and other financial items. These statements can be identified by the use of forward-looking words such as “may,” “will,” “should,” “expects,” “believes,” “anticipates,” “estimates,” or other comparable words. Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual results to differ from the projected results. Those risks and uncertainties include, among others, general economic and business conditions, regulatory initiatives and compliance with governmental regulations, customer preferences and various other matters, many of which are beyond our control. Because we cannot predict the future, what actually happens may be very different from what we predict in our forward-looking statements.

Table of Contents

AVELO MORTGAGE

Table of Contents

Goldman Sacks, Archon, and Avelo Relationship

The relationship of Goldman Sachs, Archon, and Avelo combines the benefits of a leading global investment bank, the operational expertise of Archon Group, and the residential servicing expertise of Avelo into a fully integrated entity.

Goldman, Sachs & Co.

- Leading global investment banking, securities and investment management firm
- Global headcount of approximately 26,500
- As of FYE 2006, total capital was $159 billion including $36 billion of shareholder equity

100% Ownership

Archon Group, L.P.

- International, full-service commercial real estate, investment, and management company
- Worldwide headcount of approximately 7,400
- Has built and operates in excess of 22 diverse platforms around the world since 1991 to support various GS businesses
- As of FYE 2006, managed in excess of $60 billion in assets worldwide

100% Ownership

Avelo Mortgage, L.L.C.

- Full-service residential mortgage loan servicer of prime, Alt-A, subprime, option ARMs, and second mortgages
- Dedicated headcount of approximately 76
- Servicing is expected to exceed $12 billion by end of first quarter of 2007

Capital and Servicing Fees

Residential Loan Servicing

GS Entry into Residential Mortgage Loan Servicing

Goldman Sachs purchased approximately $71 billion in whole loans in 2006.

Projected volume for 2007 is anticipated to exceed 2006.

Goldman Sachs' Fixed Income, Currency and Commodities Division (FICC) and Archon began development of the residential loan servicing platform in 2005 leveraging Archon Group's operational expertise, back office infrastructure, policies and procedures, business process and risk control procedures, and background in platform development.

The development of Avelo was commenced for the following reasons:

- A strong servicing platform is accretive to the investments by GS and its investors in residential mortgages
- A fully integrated captive servicer is the preferred model for the whole loan trading business
- The exchange of ideas and information between mortgage loan trading, mortgage loan research and the mortgage servicer is beneficial to all involved

AVELO MORTGAGE

Goldman Sachs

Avelo Mortgage, L.L.C.
Overview

Established:	April 2005
Headquartered:	Dallas, Texas
Headcount:	76 dedicated employees 25 FTEs provided by Archon
Experience:	Management has an average of 18+ years of industry specific experience
Servicing Portfolio:	$12 billion expected by end of first quarter of 2007
Vendors:	The First American Corporation (tax & flood); Assurant Group (hazard insurance); Allison Payment Systems, L.L.C. (billing statements); SpeedPay Corporation, MoneyGram & Western Union (pay-by-phone); Equifax, Experian, Innovis Data Solutions & TransUnion (credit reporting); E-Oscar (credit disputes); JP Morgan Chase (lockbox and ACH); Stellent, Inc. (imaging); Financial Dimensions, Inc. (satisfactions); M. D. Webb & Associates (REO); and default attorneys (legal matters)
Technology:	REALServicing® System Ensemble Pro™ Telephony System

AVELO MORTGAGE

Ratings Plan

Avelo is working toward obtaining servicer ratings from Moody's and Fitch.

Avelo's parent company, Archon Group, maintains commercial servicer ratings in the U.S., France, Italy, and Japan from both S&P and Fitch, and has received the highest rating given in these respective markets.

- Approved as Select Servicer for S&P in August 2006
- Extensive meetings conducted with Moody's, S & P and Fitch to review the business plan, growth strategy, servicing systems and procedures as well as performance results to date. Regular meetings continuing through early 2007.
- Strategically move distressed assets to Avelo to help develop default track record.
- Wells Fargo and JP Morgan Chase have agreed in principle to master service over Avelo in the interim

AVELO MORTGAGE

Loan Servicing Portfolio

Expertise to Service Whole Loans and Securities

Avelo is actively servicing loans in 37 securitizations totaling $7.9 billion.

Avelo is expected to service $12 billion by the end of the first quarter 2007



Product Type
Prime 4%
Subprime 25%
Alt-A 62%
Option ARM 9%



Loan Type
2nd 1.46%
Fixed 21.84%
ARM 76.70%



Portfolio Mix
Securitizations 82%
Whole Loans 18%

Note: % based on 1/31/07 UPB

GSAA

Security	Balance
GSAA 2006-3	27,921,413
GSAA 2006-4	77,860,348
GSAA 2006-5	221,969,325
GSAA 2006-6	12,031,335
GSAA 2006-7	87,725,964
GSAA 2006-8	434,740,230
GSAA 2006-9	294,714,320
GSAA 2006-10	256,904,432
GSAA 2006-11	271,303,252
GSAA 2006-14	257,538,547
GSAA 2006-15	218,872,732
GSAA 2006-16	430,450,708
GSAA 2006-17	231,631,065
GSAA 2006-18	224,057,852
GSAA 2006-19	293,597,326
GSAA 2006-20	444,464,950
GSAA 2006-S1	11,384,191
GSAA 2007-1	403,321,303
Total	4,200,489,331

GSR

Security	Balance
GSR 2006-2F	1,135,405
GSR 2006-3F	3,636,467
GSR 2006-4F	306,512,892
GSR 2006-5F	22,891,974
GSR 2006-8F	51,057,361
GSR 2006-10F	110,665,788
GSR 2006-OA1	246,757,160
GSR 2006-OH	470,677,986
GSR 2007-AR1	137,758,336
Total	1,361,093,989

GSAMP

Security	Balance
GSAMP 2006-HE3	198,923,884
GSAMP 2006-HE4	251,146,011
GSAMP 2006-HE5	335,003,778
GSAMP 2006-HE7	486,353,096
GSAMP 2006-HE8	643,659,107
GSAMP 2006-SEA1	31,593,725
GSAMP 2007-SEA1	6,308,765
GSAMP 2007-H1	211,120,721
GSRPM 2006-RPM2	2,453,426
Total	2,166,562,614

Note: Balances for GSAA, GSR, and GSAMP reflect outstanding principal balance of mortgage loans serviced by Avelo for the related transactions as of 1/31/07

AVELO MORTGAGE

Goldman Sachs

Avelo Mortgage, L.L.C.
Servicing Platform

Avelo is built around servicing expertise supported by state of the art technology, Archon's powerful infrastructure, and the outsourcing of specific processing functions to leading industry vendors.

REALServicing®

Ensemble Pro™

AVELO Mortgage, L.L.C.
Residential Mortgage Servicing Business

- Performing Operations
  - Customer Care
  - Cashiering
  - Escrow
  - ARM Management
  - Imaging
- Acquisitions
- Technology
  - System Management
  - Reporting
  - Telephony
- Default Management
  - Collections
  - Loss Mitigation
  - Foreclosures
  - Bankruptcy
  - Claims
  - Real Estate Owned
- Compliance
  - Audit
  - Quality Control
- Process Improvement

ARCHON Infrastructure

Human Resources, Corporate Accounting, Investment Accounting, Cash Management, Compliance, Legal Services, File Management, and Information Technology

External Service Providers

Tax Service, Flood Certifications, Hazard Insurance, Billing Statement Production, Credit Reporting, Credit Disputes, Lockbox, ACH, Imaging, Satisfactions, and REO

AVELO MORTGAGE

Avelo Mortgage, L.L.C.
Platform Divisions

Acquisitions	Performing Operations	Default Management
Seller Relations Data Conversion Customer Welcome Letters Prepayment Penalty Set-Up Service Releases	Customer Service Escrow ARM Adjustments Cash Application Document Control Imaging Customer Correspondence Welcome Calls	Collections Loss Mitigation Foreclosure Bankruptcy REO

Goldman Sachs

Acquisitions
Loan Boarding

Avelo's acquisition process begins 25 days prior to the service transfer.

Avelo performs substantial diligence up front to minimize transfer errors, improve servicing efficiencies, and reduce future losses.

Loan Boarding Timeline



Initial Contact with Seller
Mortgage Loan Settlement Received
Funding Occurs
Initial Seller Data Received
Data Conversion/ Mapping
Database Check for Illogical Conditions & Data Errors
Pre-boarding Edit Reports/Exception Resolution
Reconcile Seller Data to GS MLS
Welcome Letters Mailed
Credit/ Servicing Files Received
Loan Shell Uploaded Into Servicing System
Prepayment Setup Begins
Final Data Received, Reconciled, and Loans Activated
Transaction Histories
-25
-20
-15
-10
-9
0 Transfer Date
+1

- Avelo's boarding process includes:
  - Welcome letters sent prior to activation
  - 100% Prepayment penalty review and set-up
- Reconciliation to GS purchase – 50+ fields
- Exceptions resolved prior to activation
- Leveraging technology to reduce errors and streamline information management through imaging of loan file
- Avelo has developed a proprietary data conversion tool to automate loan boarding and eliminate data entry errors
- 95% of the data is mapped
- Illogical loan data is checked to ensure that Avelo can accurately service upon transfer

AVELO MORTGAGE

Goldman Sachs

Performing Operations

Customer Care

Avelo's goal is to provide each customer with superior service and "one-touch" resolution.

- Communication
  - Welcome letters sent to all customers
    - 15 days prior to loan transfer
  - Welcome calls made to customers
  - Billing statements sent monthly with mail tracking on payment coupons
  - Inbound customer call center
    - 24/7 interactive IVR
    - Skill based routing
    - Bi-lingual staff
    - Silent call monitoring
    - 100% Call recording
    - One call resolution
  - 24/7 Interactive web site
- Key customer care metrics for 2006
  - Average speed of answer of 27 seconds (goal ≤ 60 seconds)
  - Abandonment rate of 2% (goal ≤ 3%)
  - IVR self-fulfillment rate of 48% (4th Q)
  - Average talk time of 3 minutes 32 seconds
- Customer care internal data quality
  - 100% ARM audit via optical character recognition technology
  - 100% prepayment penalty audit

AVELO MORTGAGE

Goldman Sachs

Default Management
Collections and Loss Mitigation Strategy

Avelo's default philosophy is both "investor centric" and "customer centric", designed to protect the investment by managing and resolving delinquent loans through targeted strategy, controlled processes, and effective execution.

Avelo's collection and loss mitigation strategy is based on the belief that proactive, early detection and intervention is equally beneficial for the borrower and investor.

Avelo Default Management Philosophy

- **Working with the borrower to ensure home retention**
- **Working for the investor to manage asset performance, cash flow, and mitigate losses**

→ **Recognition that the interests of the investor, the borrower and Avelo are fully aligned**

Preventive Servicing →

- Actively manage accounts identified as higher probability of default
- Drive call campaigns and strategy by product type, borrower behavior, and pay history
- Early intervention - directing borrowers to appropriate alternative resolutions

Early Payment Default →

- Distinguish loan boarding issues from default issues
- Identify and manage repurchases for EPD/FPD/fraud
- Track delinquency by trade ID and seller/source

D*A*R*E Model →

- Establish if default is situational or structural and proceed accordingly
- Determine if borrower-based resolution or asset-based resolution is appropriate
- Propose alternative(s) that meet the objectives of both borrower and investor

Default Management
D*A*R*E Decision Tree

Avelo uses the D*A*R*E decision tree to determine an effective option for each borrower as well as a net present value calculation of collection alternatives to determine an effective option for the investor.


Desire
Yes
Ability
No
Reality
Educate
▪ Does the borrower want to keep property?
▪ Does the borrower have on-going cash flow?
– Reason for default
– Borrower financials
– Employment status
– Available contribution
▪ Discuss options
▪ Evaluate collateral
▪ Determine recovery
▪ Propose exit strategy
No
Yes
▪ Full Payoff
▪ Negotiated Payoff
▪ Deed-in-lieu of Foreclosure
▪ Reinstatement
▪ Forbearance
▪ Modification
▪ ASSET RE-PERFORMANCE
▪ BORROWER RETENTION

Goldman Sachs

Forbearance Solicitation
Example

Avelo Forbearance Solicitation Program – January 2007

- Targeted 331 accounts 90+ days due (not in foreclosure) in December
- Objective was to generate cash flow on accounts in jeopardy of referral to foreclosure
- Letter sent via Federal Express to grab the customers attention
- Agreed to waive all existing late charges upon completion of the plan
- Results as of February 28th:
  - 62% of accounts solicited called into Avelo
  - 28% of accounts solicited improved with at least 1 payment
  - 48 forbearance plans created

AVELO MORTGAGE

Default Management

Parallel Default Path

Parallel servicing is joint ownership of assets between the loss mitigation and foreclosure functions.



Re-Performing Assets
Loss Mitigation
0-29
30-59
60-89
91-120
0
1
30
45
60
75
90
95
120
Foreclosure
Reinstatement
Forbearance
Modification
Workout
Full-Payoff
Negotiated Payoff
3rd Party Sale
Deed-in-lieu
REO
Loan is in front end collections
Demand letter is sent when loan is about 45 days delinquent
Property inspection ordered
Collateral values updated
Equity analysis refreshed on marginal assets
Demand expires at 75 days delinquent
Pre-foreclosure compliance review begins at 75 days delinquent
Foreclosure referral sent out at about 95 days delinquent

AVELO MORTGAGE

Equity Analysis
Example

WARNING: **THIS LOAN IS IN FORECLOSURE**
THIS IS A FIRST MORTGAGE

Loan Information (from Input)

Loan Number	123456789
Lien Position	1
Mortgagor Name	Pulegnal
Property City	San Diego
Property State	CA
Origination Date	02/01/06
Original Balance	$1,600,111
Original LTV	70%
Interest Rate	7.00%
Current Due Date	1-Aug-06
Last Pmt Made	12-Jun-06
Bankruptcy	N

Property Status (from Input)

Occupancy	V
Condition	G

Property Values Data

	Value	Value Date
Original Value	2,150,000	11/18/06
BPO Drive by Value	1,749,000	10/12/06
BPO Drive by Value		
BPO Interior Value	1,600,000	12/21/06
Reconciled Value	1,600,000	12/21/06
TOTAL PB/VALUE		97%
TOTAL PIF/VALUE		97%

Taxes and Advances (from Input)

Taxes UNPAID	0
Adv made to date	0
Exp incurred/not paid	0
Exp not yet incurred	0

First Mortgage Data

First Mortgage Payoff	Not a 2nd
Proj FC Comp (MM/DD/YY)	Not a 2nd
First Mortgage Holder	AVELO
Investor #	1004
is 1st Escrowed? Y or N	Y
First Mortgage Contact	MCGEEM
First Mortgage Telephone	

Input is REQUIRED if you are working a 2nd lien - - - leave Blank if this is for a 1st lien

Portfolio: GSAA Home Equity Tru
Investor # 1004
Product: Alt-A

Scenario Calculation

		Not a 2nd Mtg		FC Bidding	REO Disposition	Short Payoff	
						SS	SPO Type
	Proj Disposition Date			2/26/2007	06/26/07	12/31/06	SPO Closing
1,553,068	Avelo Current PIF Amt			1,553,068	1,553,068	1,653,958	
1,553,068	Avelo UPB Amt			1,553,068	1,553,068	0	
0	Writedowns Taken			0	0	0	
1,553,068	Est Total Exposure			1,553,068	1,553,068	1,653,958	
							OFFER PRICE
95%	Est REO Sales Price			xxx	1,368,000	1,600,000	SPO Offer
30%	Value Variance						
	Taxes/HOA Due			xxx	0		
1.5%	Prop Tax Post Acq			xxx	10,080		
1.5%	Maint/Utilities			xxx	24,000		FROM HUD 1
1.5%	Repairs/Cleanup			xxx	24000	0	Repairs
6.0%	Sales Comm			xxx	96,000		Commissions
2.0%	Closing Costs			xxx	32,000	165,000	Closing Costs
	Eviction			xxx	0		
							FROM HUD 1
	Net Proceeds				1,181,920		Taxes/HOA Due
						25,000	Jr Lien Sttlmnt
							Jr Lien Sttlmnt
							Other Expenses
							Miscellaneous Exp
						0	CFK to mtgr
	Bid Appx	Bid Amount	PB Loss	Loss Severity		190,000	Total Expenses
	REO ERV	1,181,920	372,038	23.9%			Cash Contribution
	25% Inv Discount	1,080,000	473,068	30.6%	1,181,920	1,420,000	Net Proceeds
	30% Inv Discount	1,000,000	545,068	35.1%	60%	29%	% Return to Sale Price
					74%	99%	%Return to RMV
					372,038	133,958	Current Loss Amount
					23.9%	8.6%	Current Loss Severity

Approvals	Signature	Date	Comments
Level 2 Apprvl			
Level 1 Apprvl			
MCGEEM			

238,080	Loss Mitigated

Data provided is for illustrative purposes only

AVELO MORTGAGE

Default Management

Bankruptcy / Foreclosure

Avelo protects the investment by attempting to minimize delays caused by non-performing or sub-performing accounts in bankruptcy.

Bankruptcy

Accounts are managed through:

- Electronic notification and active case monitoring through BANKO and AACER
- Task driven queues that minimize delays by prompting actions according to status
- Regular monitoring of pre-petition, post petition, and contractual delinquency status
- Proactive review of dismissed and discharged accounts

Maximize cash flow of accounts in bankruptcy through proactive monitoring of payment performance

Reduce losses due to delays in bankruptcy by lifting the stay as quickly as possible

Foreclosure

Stage Reporting and Analysis → **Timeline Improvement Opportunities** → **Compression Resolution Timelines**

- Vendors are actively managed, monitored and graded
  - Benchmarked against FNMA/FHLMC standards
  - Vendor performance measured against other vendors managing similar assignments
- Accurate foreclosure bidding is a crucial and effective loss mitigation tool
  - Bid to estimated recovery value through REO
  - Avoid collateral acquisition at foreclosure sale
  - Accelerate recovery of hard dollars for investors

Goldman Sachs

Default Management

REO

Avelo protects the investment by attempting to dispose of acquired properties at the highest return possible.

- Avelo is leveraging the skills and expertise of M.D. Webb & Associates, a national REO outsource service provider
- Webb provides cradle-to-grave REO management services and full suite reporting

Pre-Marketing	Marketing	Closing
Manage all loans in an eviction/redemption/ confirmation status	Pricing strategy based on value, condition, and market factors	Manage closing agents and ensure resolution of all issues

- Effectiveness and efficiency measured by:
  - Net proceeds: sales price ratio
  - Sales price: fair market value ratio
  - Inventory turn rate
  - Time on market sample

AVELO MORTGAGE

Goldman Sachs

MD Web Report

Example

Date	1/22/2007	Loan/Investor #	12345678
Client	Avelo Mortgage	Borrower	
Avelo Contact	Lisa	FC Date	
Pool Insurance:	N/A	MT Date	17-Jan-07
		Rec'd in REO	11-Dec-06

M.D. WEBB & ASSOCIATES INC. MARKETING STRATEGY

PROPERTY:		*COUNTY*
ADDRESS:	Vallejo, Ca 94591	Solano

	As-Is	Repaired	Repairs	Date
Appraisal:	$645,000.00	$645,000.00	$10,000.00	17-Jan-07
L/A BPO:	$645,000.00	$695,000.00	$36,750.00	1/18/2007
2nd BPO:				

Property Condition: Subject is a 4 bedroom, 3 bathroom, SFR on a .24 acre lot with 3,319 sq. ft. of living area. Subject is in average condition and includes a 2 car garage, living room fireplace, and a rec room area. The rec room could be utilized as a 5th bedroom if desired. Both reports note that our subject is superior in living area to most local comps. The average living area for similar houses in this area is around 2,200 sq. ft. and our subject has an additional 1,000 sq.ft of living area. The appraiser notes that several additions (including the family room) were completed that caused the increase in living area, the appraiser notes that this is almost an overimprovement of the home. There are homes within one miles with similar living area however they are in much better condition and include numerous amenities and better floor plans. The appraiser only gives limited repairs of new flooring and landscaping work. The agent does include these items in her repairs along with new paint, sales clean, and removal of a unpermitted gazebo in the back yard. Recommend listing as is at $675,500.

Avg DOM per bpo:

Date of CLP:		Bid 1	$0.00
		Bid 2	$0.00
		Approved Bid Amount	$0.00

Recommended LP:	*$650,900.00*	*Quick Sale LP*	$639,900.00
RMV	*$640,000.00*	*Quick Sale RMV*	$600,000.00

Approved AM EMV

Standard	
Commission	$38,400.00
Asset Mgr Fees	$500.00
Seller's Clsg Costs - 3%	$19,200.00
Excise 1.53%/Trans 1%	$0.00
Buyer's Clsg Costs	$0.00
Concessions:	$0.00
Required Repairs:	$0.00
Total Costs:	$58,100.00
Net Sales Proceeds:	$581,900.00

Quick Sale	
Commission	$36,000.00
Asset Mgr Fees	$500.00
Seller's Clsg Costs - 3%	$18,000.00
Excise 1.53%/Trans 1%	$0.00
Buyer's Clsg Costs	$0.00
Concessions:	$0.00
Required Repairs:	$0.00
Total Costs:	$54,500.00
Net Sales Proceeds:	$545,500.00

AM Comments

PROJECTED LOSS CALCULATION		
UPB		$616,000.00
Interest Cost		$0.00
Est. Carry Cost		$0.00
Corporate Advances		$0.00
Sub Total		$616,000.00
MI @ 17% PMI	0.0000%	$0.00
Est Gross Debt		$616,000.00
3 Mo Carry .0125		$23,100.00
Approved Repairs		$0.00
Sub Total		$639,100.00
Projected Sales Proceeds		$581,900.00
Projected Loss		($57,200.00)
	Current:	-9.29%

Data provided is for illustrative purposes only

AVELO MORTGAGE

Case Study of Seasoned Loans Transferred to Avelo

- Transferred servicing of seasoned high delinquency rate assets from GMAC Mortgage to Avelo
-
  - **797 assets transferred in June**

GWAC	10.22
Avg UPB	$47,244
Age	89
LTV	81
FICO	580
% > = 30 days delinq	23.50%

18 in foreclosures and 34 bankruptcy assets

  - **169 assets transferred in August**

GWAC	10.56
Avg UPB	$40,761
Age	89
	86
FICO	529
% > = 30 days delinq	69%

-

34 in foreclosure, 29 bankruptcy assets, and 2 REO assets

As of 12/31/2006:

- The acquired Seasoned portfolio has resulted in both improved cash flows and reduced delinquencies (graph next page)
  - 108 assets resulted in no loss (97 payoffs and 11 service releases)
  - 0 assets acquired through REO while serviced at Avelo
  - 4 loss mitigation short payoffs
  - 100% of June transferred foreclosures were resolved pre-sale
  - 75% of August transferred foreclosures were resolved pre-sale

Case Study of Seasoned Loans Transferred to Avelo – page 2

The overall percentage of delinquent 30+ day assets significantly dropped after the servicing was transferred to Avelo.

Does not include active loans not transferred to Avelo. As of 12/31/2006.


Loans Serviced by Avelo
Loans Transferred to Avelo
GMRT Collapse
transferred 06/05/06
GRMT CALL MAR202006_2
transferred 08/08/06
Millions
Outstanding Balance
Percentage of Loans 30+ Delinquent
Month End
$62
$57
$52
$47
$42
$37
$32
35%
33%
30%
28%
25%
23%
20%
$60
$58
$56
$54
$53
$52
$51
$49
$48
$47
$46
$41
$40
$39
$39
31%
30%
31%
29%
31%
30%
28%
28%
30%
31%
22%
22%
24%
23%
Outstanding Balance
Percentage of Loans 30+ Delinquent

APPENDIX

Goldman Sachs

REAL Servicing
Servicing Technology

***REAL** Servicing is a state of the art system designed primarily for Alt-A and subprime loans.*

The system has flexibility to add new product types such as option ARMS.


Performing Mortgage Module
Customer Web Portal
REALPortal Investor Web Portal
REALServicing®
Life of loan system
Windows based
Scalability allows for unlimited growth
Flexibility to service all types of residential mortgage products
Ease of customization
Best-in-class servicing system
Flexibility for adding new product types
REAL Resolution Module
Default Module
REO Module

AVELO MORTGAGE

Goldman Sachs

Ensemble Pro™
Telephony Technology

Ensemble Pro™ is a blended predictive dialing system and IVR, which has been fully integrated into Avelo's servicing system.


Outbound Predictive Dialer
Integrated Voice Response System (IVR)
Ensemble Pro™
• Premier telephony platform
• Blended environment
• Predictive Dialer for call campaigns
• Automated 24/7 customer self-fulfillment
• Skill based routing of inbound and outbound calls
• Call routing to outsourced vendors
• 100% call recording for QC
• Individual productivity and campaign statistics
• Spanish and English IVR
• Unlimited call center growth
• Full monitoring ability
Servicing System Integration
Call Statistics
Automatic Call Routing to Escrow Vendors

AVELO MORTGAGE

Goldman Sachs

Integration with External Service Providers

All external vendors have been fully integrated into Avelo's system of records and data storage repository.



First American
Flood & Tax Services
Allison
Billing and Letters
SafeGuard
Field Services
Assurant
Insurance Services
Western Union / SpeedPay / MoneyGram
Phone Pay & Quick Collect
JP Morgan Chase
Lockbox & ACH
Stellent
Imaging
Credit Reporting
All 4 Major Bureaus
VendorScape / iClear
BK & FC Invoicing
Credco
Credit Monitoring
Financial Dimensions
Satisfactions
M.D. Webb & Associates
REO
BANKO
BK Notification
AACER
BK Monitoring
Ocwen's REALServicing®
Servicing System
Customer Web Portal
On-line account information, doc requests, On-line payments, updating contact information
REALPortal
Direct access to investors' loan data via internet
Stage 5
Data Warehouse
REALResolution
Loan Resolution Model
Ensemble Pro™
IVR, Dialer

AVELO MORTGAGE

Performing Operations
Vendors

Strategic relationships and state of the art technology allows Avelo to focus on the customer and provide a high level of customer care.

Partnering with vendors allows Avelo to maintain scalability, manage costs, and leverage expertise.

Performing Operations Vendors
▪ **The First American Corporation** - Tax Service and Flood Certifications
▪ **Assurant Group** - Insurance Outsourcing and Lender Placed Insurance
▪ **Allison Payment Systems** - Billing Statements and Correspondence
▪ **SpeedPay** - Pay-by-Phone, Web, IVR
▪ **MoneyGram & Western Union** - Guaranteed Funds
▪ **Equifax, Experian, Innovis, & TransUnion** - Credit Reporting
▪ **E-Oscar** - Credit Disputes
▪ **JP Morgan Chase** - Lockbox and ACH
▪ **Stellent** - Imaging
▪ **Financial Dimensions** - Satisfactions

Vendor Monitoring
▪ Monthly Vendor Scorecards
▪ Routine Update Conference Calls
▪ Annual Visits
▪ Random Service Monitoring

Goldman Sachs

REALPortal

Example of Investor Reported Delinquency Summary

Avelo's investor site is a proven, robust investor web-site for securitization information.

AVELO MORTGAGE

Avelo Mortgage, L.L.C.

Print Date: 11/1/2006

GSAA Home Equity Trust 2006-9 (1011)

Investor Reported Delinquency Summary

Remittance Period Ending: 10/31/2006

The Method of Calculating Delinquency is EMPIRE.

	Asset Count	% of Aggregate Count	Unpaid Principal Balance	% of Aggregate UPB	Aggregate Market Value	LTV	Weighted Average FICO	Weighted Average Coupon	Weighted Average RTM
ARM									
0-29	1,218	96.1%	$301,928,028	95.6%	$401,245,266	74.9%	694	7.02%	352
30-59	22	1.7%	$6,119,025	1.9%	$7,702,500	79.5%	642	7.30%	354
60-89	5	0.4%	$1,280,111	0.4%	$1,544,000	82.9%	595	7.94%	355
90+	22	1.7%	$6,633,241	2.1%	$8,049,850	82.6%	555	7.53%	357
Sub-Total	**1,267**	**100.0%**	**$315,960,405**	**100.0%**	**$418,541,616**	**75.2%**	**690**	**7.04%**	**352**
Total Portfolio									
0-29	1,218	96.1%	$301,928,028	95.6%	$401,245,266	74.9%	694	7.02%	352
30-59	22	1.7%	$6,119,025	1.9%	$7,702,500	79.5%	642	7.30%	354
60-89	5	0.4%	$1,280,111	0.4%	$1,544,000	82.9%	595	7.94%	355
90+	22	1.7%	$6,633,241	2.1%	$8,049,850	82.6%	555	7.53%	357
Total	**1,267**	**100.0%**	**$315,960,405**	**100.0%**	**$418,541,616**	**75.2%**	**690**	**7.04%**	**352**

Data provided is for illustrative purposes only

Goldman Sachs

REALPortal

Example of FICO and LTV Distribution with Prepayment Penalty

Avelo is currently soliciting additional information requests to ensure reports are tailored for investor interest.

AVELO MORTGAGE

Avelo Mortgage, L.L.C.

FICO and LTV Distribution, With Prepayment Penalty

GSAMP Trust 2006-HE5 (1023)

Remittance Period Ending: 10/31/2006

Print Date: 11/1/2006

FICO Range	LTV Range	<50%	50-70%	70-80%	80-90%	90-100%	100-110%	110-125%	125%+	Total
550-600										
	Count	37	151	275	102	7	2	0	0	574
	UPB	$4,479,434	$23,365,277	$45,832,739	$18,214,677	$1,158,385	$305,726	$0	$0	$93,356,258
	Avg UPB	$121,066	$154,737	$166,665	$178,575	$165,484	$152,863	$0	$0	$162,642
	% w/PPP	73.0%	68.2%	68.7%	79.4%	71.4%	0.0%	0.0%	0.0%	70.6%
	% of Total UPB	1.2%	6.4%	12.6%	5.0%	0.3%	0.1%	0.0%	0.0%	25.6%
600 - 650										
	Count	138	188	379	104	10	1	1	0	821
	UPB	$9,197,799	$32,444,771	$67,453,746	$23,023,309	$2,380,643	$110,422	$68,528	$0	$134,679,218
	Avg UPB	$66,651	$172,579	$177,978	$221,378	$238,064	$110,422	$68,528	$0	$164,043
	% w/PPP	60.1%	68.6%	78.1%	75.0%	80.0%	0.0%	100.0%	0.0%	72.5%
	% of Total UPB	2.5%	8.9%	18.5%	6.3%	0.7%	0.0%	0.0%	0.0%	37.0%
650 - 700										
	Count	82	78	165	38	2	0	0	0	365
	UPB	$5,403,173	$14,564,267	$32,628,740	$9,454,933	$234,255	$0	$0	$0	$62,285,369
	Avg UPB	$65,892	$186,721	$197,750	$248,814	$117,128	$0	$0	$0	$170,645
	% w/PPP	59.8%	60.3%	77.6%	76.3%	50.0%	0.0%	0.0%	0.0%	69.6%
	% of Total UPB	1.5%	4.0%	9.0%	2.6%	0.1%	0.0%	0.0%	0.0%	17.1%

Data provided is for illustrative purposes only